

Sameer Rashid · 2nd

COO at HEVO

Brooklyn, New York, United States · Contact info

500+ connections

2 mutual connections: Benjamin C. Greeley and Etan Butler

Connect | Message | More

HEVO

The George Washington University

About

Versatile entrepreneur, investor, and storyteller focused on energy and climate transition. Multi-disciplinary and experienced across multiple sectors, I am a firm believer that solutions that improve user experience and durably remove carbon will be critical components of economic growth and positive climate impact in the coming years.

...see more

Featured

Link


ar Carb
INITIATIVE

Circular Carbon Network Market Report

Circular Carbon Network

Comprehensive look at the carbon capture, removal, and conversion ecosystem published in Fall 2020

Link

The State of the Cleanweb

SlideShare

You've heard that software is eating the world. This report, with data powered by CB Insights, shows how resources and energy are software's next meal

Activity

+ Follow

2,867 followers

Sameer Rashid commented on a post · 2h

Congrats Troy. I've always known you were on to something and it's great to see you continue to build up your resources and partnerships

163

14 comments

Show all activity →

Experience

HEVO

5 yrs 2 mos

COO

Full-time

Mar 2021 - Present · 1 yr 7 mos

Brooklyn, New York, United States

Safe, simple, seamless wireless EV charging that modernizes the grid and makes clean transportation universally accessible

Investor and Chair, Board of Advisors

Aug 2017 - Mar 2021 · 3 yrs 8 mos

Brooklyn, NY

Proactive advisor and execution support for the CEO and Board on strategy, execution, recruiting, and fundraising

Investor
Numina.co
Apr 2017 - Present · 5 yrs 6 mos
Brooklyn, NY

Enabling cities to become more sustainable and livable using computer vision and machine learning

Partner
Pure Energy Partners · Full-time
Jan 2011 - Mar 2021 · 10 yrs 3 mos
Brooklyn

Clean Economy Venture Catalysts. A decade of work across a portfolio of climate tech initiatives ranging from the Carbon XPRIZE (2011 - 2021), product development and storytelling projects, and st ...see more

Mentor, Techstars Sustainability Accelerator
Techstars
Feb 2018 - Dec 2019 · 1 yr 11 mos

Co-Founder, Managing Partner
SuperCollider
Jan 2015 - Dec 2019 · 5 yrs
Brooklyn, NY

Early-stage investment vehicle focused on the convergence of energy, resources, software, and design. Partnered with NYC-based venture fund to act as a scout for their sustainability thesis

Show all 10 experiences →

Education

The George Washington University
B.A., Economics
1997 - 2001

Skills

Start-ups

Endorsed by Musaddeq Khan - MK and 5 others who are highly skilled at this

Endorsed by 2 colleagues at HEVO

44 endorsements

Entrepreneurship

Endorsed by Musaddeq Khan - MK who is highly skilled at this

39 endorsements

Strategy

Endorsed by Sebastian Gores who is highly skilled at this

27 endorsements

Show all 12 skills →

Recommendations

Received Given

Paul Sellew · 3rd
Founder and CEO at Little Leaf Farms, LLC
October 21, 2010, Paul was senior to Sameer but didn't manage Sameer directly

"I got to know Sameer after my Company acquired Think-21, which he co-founded and ran. While he was with Harvest, Sameer had a strong eye for identifying and sourcing new business opportunities. He is adept at developing new markets in an important, emerging clean technology sector. Sameer has keen instincts and is able to synthesize information quickly, allowing him to understand the big pict ...see more

Kate Wattson Wagle · 3rd
Sustainable Investor
August 12, 2010, Kate managed Sameer directly

Sameer is passionate, hard-working, smart, and a pleasure to work with. He is a good marketer, visionary, and communicator. In the past year at Harvest Power he garnered enthusiasm in various markets for high solids anaerobic digestion and conducted excellent research and analysis on the complex dynamics in these markets.

David Micklewright · 3rd
Retired / consultant
June 22, 2009, Sameer was David's client

Sameer and I worked together to develop the marketing for Think21, and I found him both tenacious and very diligent. Sameer possesses great vision and focus, his energy and drive enable him to maintain the pace that is required to develop successful start-ups. I am sure Think21 will do well with his passion and insight.

Show all 4 received →

Interests

Influencers Companies Groups Schools



Hunter Walk · 2nd
Partner at Homebrew VC (fmr YouTube, Google, Second Life product lead)
893,349 followers
+ Follow



Jigar Shah · 2nd
Director, Loan Programs Office at U.S. Department of Energy (DOE)
729,585 followers
+ Follow

Show all 12 influencers →